                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               -------------------

                                   SCHEDULE TO
                                 (RULE 14d-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                 AMENDMENT NO. 2
                                 FINAL AMENDMENT


                          MARINE TRANSPORT CORPORATION
--------------------------------------------------------------------------------
                       (Name of Subject Company (Issuer))

                     CROWLEY MARITIME CORPORATION (OFFEROR)
                                       AND
                       SHILOH ACQUISITION, INC. (OFFEROR)
--------------------------------------------------------------------------------
                       (Name of Filing Persons (Offeror))

                     COMMON STOCK, PAR VALUE $0.50 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   567912-10-0
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                             WILLIAM P. VERDON, ESQ.
                    SENIOR VICE PRESIDENT AND GENERAL COUNSEL
                          CROWLEY MARITIME CORPORATION
                           155 GRAND AVENUE, 7TH FLOOR
                                OAKLAND, CA 94612
                                 (510) 251-7574
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Numbers of Person
 Authorized to Receive Notices and Communications on Behalf
                             of the Filing Persons)
                                   Copies to:

                             RICHARD V. SMITH, ESQ.
                       ORRICK, HERRINGTON & SUTCLIFFE LLP
                               400 SANSOME STREET
                             SAN FRANCISCO, CA 94111
                                 (415) 773-5830

                            CALCULATION OF FILING FEE
--------------------------------------------------------------------------------
       Transaction                           Amount of Filing Fee**
        Valuation*
       $48,635,916                                   $9,727
--------------------------------------------------------------------------------

*Estimated for purposes of calculating the amount of the filing fee only.
   Calculated by multiplying the $7.00, the per share tender offer price, by 6,947,988, the sum of (i) 6,205,013 currently outstanding shares of Common Stock sought in the Offer, (ii) outstanding options with respect to 636,975 shares of Common Stock and (iii) 106,000 shares of restricted stock.
**Calculated as 1/50 of 1% of the transaction value.


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|X|  Check the box if any part of the fee is offset as provided by Rule
     0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:   $9,727            Filing Party: Crowley Maritime Corporation
                          -------------                   ------------------------------

Form or Registration No.: Schedule TO       Date Filed:   January 5, 2001
                          -----------                     ------------------------------

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

     |X| third-party tender offer subject to Rule 14d-1.

     |_| issuer tender offer subject to Rule 13e-4.

     |_| going-private transaction subject to Rule 13e-3.

     |_| amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: |X|

         This Amendment No. 2 ("Final Amendment") amends and supplements the Tender Offer Statement on Schedule TO (as amended, the "Schedule TO") filed on January 5, 2001 as amended by Amendment No. 1 filed on January 12, 2001, relating to the offer by Shiloh Acquisition, Inc., a Delaware corporation ("Purchaser") and a wholly owned subsidiary of Crowley Maritime Corporation, a Delaware corporation ("Parent"), to purchase all of the outstanding shares of Common Stock, par value $0.50 per share (the "Shares"), of Marine Transport Corporation, a Delaware corporation (the "Company"), at a purchase price of $7.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 5, 2001 (the "Offer to Purchase"), and in the related Letter of Transmittal, copies of which are filed with the Schedule TO as Exhibits
         (a)(1) and (a)(2), respectively, which together with any amendments or supplements thereto, collectively constitute the "Offer." Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase and the Schedule TO.

Items 1 Through 9 and 11.

         Items 1 through 9 and 11 of the Schedule TO are hereby amended and supplemented to include the following information:

              The Offer expired at 12:00 midnight, New York City time, on Monday, February 5, 2001. Pursuant to the Offer, based upon a report from the Depositary for the Offer, the Purchaser accepted for payment 6,099,774 Shares. This number represents approximately 98% of the outstanding Shares. On February 6, 2001, Parent issued a press release announcing the closing of the tender offer and that it expects to complete the Merger of the Purchaser into the Company shortly.

         The full text of Parent's February 6, 2001 press release is attached as Exhibit (a)(9) hereto and incorporated herein by reference.

Item 12.  Exhibits

         (a)(9) Text of press release issued by Parent and the Company on February 6, 2001.


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

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                               CROWLEY MARITIME CORPORATION


                                               /s/ WILLIAM P. VERDON
                                               --------------------------------
                                               Name:  William P. Verdon
                                               Title:  Senior Vice President

                                               SHILOH ACQUISITION, INC.


                                               /s/ WILLIAM P. VERDON
                                              ---------------------------------
                                               Name:  William P. Verdon
                                               Title:  Secretary



Date:  February 6, 2001


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